UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

Legion M Entertainment, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-1996711
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Legion M Entertainment, Inc. 1801 Century Park East, 24th Floor Los Angeles, CA 90067

(Full mailing address of principal executive offices)

833-534-4666

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.    MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this report, the term “Legion M,” “the company” or “we” refers to Legion M Entertainment, Inc. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Our revenue for the six months ended June 30, 2021 (“Interim 2021”) was $448,308, a 23% decrease over our revenue of $582,756 during the six months ended June 30, 2020 (“Interim 2020”). It’s worth noting that at this point in the company’s development, we expect our revenue to fluctuate from period to period due to the release patterns of projects that we’re involved with. For example, approximately $148,390 in revenue from Interim 2020 came from sales and shipping of products (including DVDs for The Jay and Silent Bob Reboot) that were ordered in 2019 but not shipped until 2020. The amount of comparable revenue in Interim 2021 (i.e. revenue for items that were ordered in 2020 but not delivered until 2021) was only $25,144. This is a major contributing factor to the decrease in revenue from Interim 2020 to Interim 2021 and reflects the general “lumpiness” in Legion M’s revenue streams that we expect to continue going forward.

While Legion M receives revenue from a wide variety of sources, it can be broken down into two major categories:

•	Project Revenue. Revenue directly related to our contracts for the projects outlined in the “Active Projects,” “Development Projects” and “Completed Projects” sections of this document.

•	Non-Project Revenue. All other revenue, including sales of non-licensed merchandise, ticket and sponsorship income for Legion M community events (e.g. the “Legion M Lounge” at Sundance), and revenue attributable to shipping and handling fees, including when those fees are associated with project-related merchandise

Project Revenue decreased 12% to approximately $402,467 in Interim 2021 from approximately $454,820 in Interim 2020, and represented approximately 90% of our total revenue in Interim 2021 compared to approximately 78% in Interim 2020. The decrease in project revenue is primarily attributable to a reduction in the amount of deferred revenue from products that were sold in the previous year (see above) which was offset in part by increases in revenue from other projects including Archenemy.

Non-Project Revenue decreased 64% to approximately $45,842 in Interim 2021 from approximately $127,935 in Interim 2020, and represented approximately 10% of our total revenue in Interim 2021 compared to approximately 22% in Interim 2020. The decrease in non-project revenue was attributable in part to cloth facemasks that were available for purchase from the Legion M store in Interim 2020 but were no longer available in Interim 2021, as well as a reduction in the amount shipping revenue (driven in part by the reduction in amount of product that was sold in the previous year but not shipped until the following interim period).

In addition, Legion M’s revenue can also be broken out by revenue received from consumer products and media, which is defined as revenue earned from sales and shipping of merchandise (e.g. clothing, accessories, props, consumables, etc.) and media (e.g. DVDs, Blu-Rays, comic-books and books) via:

•	direct-to-consumer sales (e.g. via shop.legionm.com, amazon.com, in-venue activations, etc.),

•	wholesale sales to 3rd party vendors (e.g. Hot Topic, comic book shops, etc.), and

•	licensing agreements (e.g. sublicensing to 3rd parties who handle manufacturing and sales and pay us a royalty).

It’s worth noting that Consumer Products and Media Revenue related to Legion M Projects represents Project Revenue that Legion M collects and participates in before it feeds into the project waterfall (i.e. the distribution of funds amongst all the stakeholders of a project as dictated by the applicable contracts between all the parties). Project Revenue from other sources (e.g. distribution, financing, etc.) is collected by others and comes to us (when applicable) via our position in the project waterfall. For projects in which Legion M has a position in the waterfall, it’s possible that a portion of the Consumer Products and Media Revenue we contribute into the waterfall could come back to us.

Consumer Products and Media Revenue was down 52% year over year, representing approximately $186,735 or 42% of our revenue in Interim 2021, compared to approximately $390,523 or 67% of our revenue in Interim 2020. The decrease in Consumer Products and Media Revenue from Interim 2021 to Interim 2020 was largely a result of decreased sales of products, including DVDs/Blu-rays for Jay and Silent Bob Reboot and Memory: The Origins of Alien and cloth facemasks.

Revenue from categories other than Consumer Products and Media (which includes Feature Film Production Financing, Film & TV Development, Release/P&A Partnerships, Film Distribution, and Live Event Production) increased 36% to $261,573 or 58% of our revenue in Interim 2021, compared to approximately $192,232 or 33% of our revenue in Interim 2020. This increase in revenue was largely due to revenue from our investment in Archenemy, although the revenue from these categories includes contributions from many of our projects.

Costs of net revenue in Interim 2021 was $347,142, a 30% decrease compared to $498,310 costs of net revenue in Interim 2020. The decrease in costs was tied to the corresponding decrease in revenue, however our costs of net revenue decreased more than our revenue during the period, yielding a gross profit of $101,166 in Interim 2021, which was a 20% increase compared to our gross profit of $84,446 in Interim 2020. Our gross profit margin increased to 23% in Interim 2021 from 14% in Interim 2020. The increase in gross profit margin is attributable to a decrease in the concentration of low margin products (e.g. cloth facemasks where proceeds went to charity).  It should be noted that at this stage in the Company’s development we expect our revenue and margins to be volatile as we introduce and develop new revenue streams.

For Interim 2021, operating expenses decreased 10% to $1,132,530 compared to Interim 2020 operating expenses of $1,256,132. Our operating expenses consist of employee compensation and benefits, sales and marketing, independent contractors, professional fees (e.g. legal, accounting, etc.), travel expenses, general and administrative, and depreciation.

The largest driver of our decrease was a reduction in compensation and benefits as well as independent contractors which decreased $119,166 and $80,190, respectively, due to salary cuts by the Legion M staff, a reduction in the amount of stock-based compensation, and the elimination of a contractor partner. The decrease was partially offset by an increase in sales and marketing costs of $80,724 driven primarily by additional marketing utilized for fundraising in Interim 2021 compared to Interim 2020.

Legion M follows GAAP standards for capitalizing costs on projects where we expect a financial return over time. As such, we periodically evaluate the anticipated returns of the “Investments in productions” that are included on our Balance Sheet. In Interim 2021, some of our Project Revenue was associated with costs that were previously capitalized on our Balance Sheet. These costs are recognized on the Statements of Operations as cost of net revenue in Interim 2021. In addition, we had some costs for unreleased projects that were capitalized during Interim 2021. As a result of these factors, as of June 30, 2021, we had $736,116 of capitalized “Investments in productions” on our Balance Sheet, compared to $896,419 as of December 31, 2020.

These capitalized costs represent “bets we still have on the table.” It’s impossible to predict with certainty what the financial return of a project will be. For example, the return on a feature film is typically dependent upon the success of the film, while the return on a TV project is often dependent upon the series being sold. Some returns can be realized in a matter of months, while others may take decades (e.g. our distribution rights for Memory: The Origins of Alien last for 20 years, and backend rights for many of our other projects last in perpetuity). In accordance with GAAP standards, production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Therefore, the asset balances on our balance sheet are estimates that may not be realizable in the future.

In Interim 2021 we had a grant of $154,881, while we had $10,000 grant in Interim 2020. The amounts classified as grants in 2021 relate to the forgiveness of our Paycheck Protection Program loan received in May 2020. The 2020 amount was an emergency Economic Injury Disaster Loan (“EIDL”) grant administered by the SBA. These were both one-time events.

As a result of the foregoing factors, as well as other expenses, our net loss for Interim 2021 was $876,483, a 25% improvement compared to our loss of $1,161,686 in Interim 2020.

Management Evaluation of Operating Results

In terms of financing, Legion M is a relatively early stage company. The amount of money we’ve raised (about $12 million as of September 2021) puts us squarely in the startup realm – about the equivalent of a VC backed startup that completed a series A and is working on a series B funding.

When evaluating startups at Legion M’s stage (<$50MM valuation), we believe it’s more important to look at potential for growth rather than near-term revenue. If you had the ability to go back in time and invest in Facebook when it was run by a college drop-out from a home in Palo Alto, Tesla when it was designing a first-of-its-kind electric roadster, or Amazon when its world HQ was a garage, you wouldn’t invest because of the P&L–you’d invest in the vision for the future. The same is true for avoiding investments in high-flying flame-outs like Pets.com, MoviePass, and Quibi.

In that regard, we believe Legion M is well positioned. We believe the once-in-a-lifetime disruption of the JOBS Act has created an opportunity for us to build a new type of company with sustainable competitive advantages in multi-trillion dollar global industry. Our founders Paul Scanlan and Jeff Annison have a track record of success – in 1999 they founded (along with one other cofounder) a company called MobiTV, which was one of the first companies in the world to launch live streaming television on mobile phones. While Paul and Jeff were there (Jeff left in 2009, Paul in 2015), MobiTV grew from 3 founders working out of a spare room to an Emmy Award-winning worldwide leader in streaming television with hundreds of employees and offices around the world.

Doing something new is always a risk, but we’ve done this before and believe we can do it again. After all, we’re investing in Legion M alongside you — we’re risking our money, our reputations, and our careers that we can make this company a success.

Key Performance Metrics

As a startup, our primary focus is growth. We consider three primary metrics when evaluating projects and initiatives.

Growth - We believe that growth of our community is the single most important determinant of our long-term success. A Legion of one is insignificant, but a Legion of one million could be invaluable. As such, the ability of any project or initiative to help us grow the Legion is one of the most important considerations.

Strategic Benefit - Each project Legion M completes becomes a stepping-stone to the next. We actively seek projects and initiatives that allow us to “level up” by forming strategic relationships and developing new capabilities that create long-term value for the Company.

Revenue - Like any other company, the goal of Legion M is to make money. Financial success is the key to the long-term viability and success of our Company, and the potential for financial return is an important consideration when we evaluate projects. That said, when necessary we’re willing to forgo revenue when we believe the growth or strategic benefit of a project or initiative will provide greater long-term value for the company.

Just as you wouldn’t assess an automotive company on the profitability of its prototypes, we believe the best way to evaluate Legion M’s projects and initiatives is with an eye to the future. Many of our projects and initiatives are experiments that allow us to better understand our business and demonstrate what a fan-owned company is capable of. We expect some will be financially successful and others will not, but over time we hope to grow the Legion and “level up” to larger opportunities.

In the short time we’ve been operating we have seen dramatic improvement in not only our access to opportunities, but also our ability to execute on them , and our ability to negotiate favorable terms. For example, in the early days of the company we had to invest in projects in order to get a seat at the table. As we grew, we started to earn our seat at the table through sweat equity and “in-kind investments”. Today, we’ve gotten to the point where we can get paid (in the form of producer’s fees) to sit at the table. As we grow, we expect these trends to continue. If we achieve our goal of one million shareholders, there could come a day when NO project is out of reach, and it will simply be a matter of choosing which ones we want to get involved in.

Traction and Milestones

What Legion M is attempting was never possible before advent of the JOBS Act. When we started the Company in 2016, we had little more than an idea. Since then, we’ve focused on building a foundation that proves (to ourselves, to our investors, and to Hollywood) what a fan-owned company is capable of.

•	One of the most successful equity crowdfunded companies in JOBS Act history, with over 25,000 investors (as of September 2021) and over $12MM raised.
•	Demonstrated ability to build a community, with over 125,000 members (inclusive of investors) eager to help shape the future of Hollywood.
•	Demonstrated ability to grow revenue: $933,570 in 2020, up 45% from 2019 and 419% from 2018.
•	Demonstrated ability to develop, package, and finance movies (see Man In the White Van in the “Active Projects” section).
•	Demonstrated ability to develop, package, and sell TV series (See “Unnamed TV Project” in the “Development Projects” section)
•	Demonstrated ability to work on projects with top tier talent, including Anne Hathaway, Nicolas Cage, Stan Lee, Kevin Smith, Jason Sudeikis, Joe Manganiello, Sunita Mani, and more.
•	Demonstrated ability to partner with top tier companies (with notable credits), including NEON (Parasite, I Tonya, Palm Springs), Bleecker Street (The Assistant, Trumbo, Beasts of No Nation), Searchlight (JoJo Rabbit, The Shape of Water, Birdman), SpectreVision (No Man of God, Color out of Space) and Nederlander Worldwide Productions (live theater presentations including Hamilton, Wicked, and The Lion King).
•	Assembled a powerful advisory board of industry luminaries including billion dollar producer Dean Devlin (Stargate, Independence Day, “Leverage”, “The Librarians”), renowned author Eric Ries (The Lean Startup), legendary movie critic Leonard Maltin (“Entertainment Tonight”), Actor/Producer/Director Bill Duke (Commando, Predator, X-Men: The Last Stand) and current/former executives from Netflix, Sony, Lucasfilm, Epic Games, MGM, NEON, Alamo Drafthouse, Comedy Central, Walt Disney Imagineering, Universal Studios, Paramount, Nerdist, Trailer Park, Endgame Entertainment, Meltdown Comics, NTWRK, POW!, Audible, Fangoria, & more.

•	Diversified revenue streams with demonstrated ability to generate revenue from multiple business models, including development, financing, production, distribution, marketing, consumer products, licensing, sponsorships and live events.
•	Demonstrated ability to activate fans, with hundreds of volunteer meetups all over the country to support the opening of our films and social media campaigns with tens and even hundreds of thousands of reactions, comments, and shares.
•	Positive references from producers we’ve worked with including Dean Devlin (creator of Stargate and Independence Day) and actor/producer Elijah Wood of SpectreVision (producer of Mandy), as well as the teams at Fox Searchlight (a division of Disney), RLJ Entertainment, and Bleecker Street.
•	Demonstrated ability to establish IP, including generating over $125,000 in Kickstarter pre-release sales for Girl with No Name, setting a record (at the time) for the most backed project in the history of Kickstarter’s comic book category.
•	Demonstrated ability to develop tools and technology (e.g. SCOUT, M-Pulse, Meetup Maker) that allow us to harness the power of a Legion of fans.
•	Demonstrated value for studios, including a 2019 marketing partnership with Fox Searchlight (a division of Disney) where we received revenue, comarketing, and fan-exclusives for our members to promote the film Tolkien.
•	Demonstrated ability to generate data, with over 200,000 votes cast on the Legion M FILM SCOUT app at Sundance Film Festival, leading to a 2019 partnership with Screen Media to purchase the North American distribution rights for Memory: The Origins of Alien and a 2020 partnership with Bleeker Street Media for the release of Save Yourselves!
•	Demonstrated ability to “Open the Gates of Hollywood” for our shareholders, providing exclusives like red carpet premiere tickets, set visits, spots as extras, walk-on-rolls, lounges at Sundance Film Festival and Comic Cons, special events like the Stan Lee Handprint Ceremony and 2019 Saturn Awards, and online livestream Q&A with creators.

Active Projects

Legion M defines “Active Projects” as revenue generating projects that have made it into production or have already been released. Any revenue generated by Active Projects is included as Project Revenue during the appropriate reporting period. If a project reaches a point where we don’t expect it to generate significant additional revenue, we consider it a “Completed Project.” Projects that have yet to secure a release are considered “Development Projects”.

As of September 2021, Legion M has announced the following active projects:

MAN IN THE WHITE VAN

In September of 2021, filming will begin for Man In the White Van, an elevated true-crime thriller starring Sean Astin, Ali Larter, Madison Wolfe, Brec Bassinger and Skai Jackson. The film was developed by Legion M and is being produced by Legion M and Garrison Films with financing provided by a Garrison films. Partners on the project include writer/director Warren Skeels (director of feature documentary Thespians, and creator/director/executive producer of MTV’s "Siesta Key"), producer Anne Marie Gillen (Fried Green Tomatoes) and co-writer Sharon Y. Cobb (June). As producers of the movie, Legion M earns fees from the production budget and also has a stake in any back-end profits the film generates (if applicable). The film is expected to release in 2022 or 2023.

ARCHENEMY

On November 14, 2019, Legion M announced that it had joined SpectreVision as executive producer and financier of the feature film Archenemy. The film stars Joe Manganiello (Magic Mike, True Blood, Rampage) and was written/directed by Adam Egypt Mortimer (Daniel Isn’t Real) from a story by Mortimer and Lucas Passmore.

When the film went into production in late 2019, Legion M secured a number of perks for investors, including set visits, the ability to be an extra in the film, and the ability to be a part of the film by donating goods or services. One Legion M investor’s car was cast in the film, giving them the opportunity to be on set for much of the shooting.

The film premiered at Beyond Fest in October 2020, and released in theaters and On Demand on December 11, 2020.

As an equity investor in the film, Legion M’s return will be based on the revenue generated by the film. We also financed the soundtrack, providing an additional source of potential revenue, and secured a merchandising license that has allowed us to produce a robust line of consumer products tied to the film.

SAVE YOURSELVES!

In June 2020, Legion M announced a partnership with Bleecker Street Media for the release of Save Yourselves!, a sci-fi comedy written and directed by Eleanor Wilson and Alex Huston Fischer, and starring Sunita Mani (“Mr. Robot,” “Glow”) and John Reynolds (“Stranger Things,” “Search Party,” Horse Girl). The film was released in theaters and living rooms (via DVD, Blu-Ray and VOD) in October 2020. This project was selected using data from Legion M’s FILM SCOUT platform, where thousands of fans from around the world cast over 100,000 votes to help us evaluate potential acquisition targets at the 2020 Sundance Film Festival.

Legion M’s return on this project will be based on the success of the film in the first 2 years of release. In addition, we’ve secured a merchandise license for the film, and have a robust line of merchandise in the Legion M store, along with both wholesale and licensing arrangements for 3rd parties that wish to sell (or develop and sell) consumer products related to the film.

MEMORY: THE ORIGINS OF ALIEN

On April 26, 2019, Legion M announced a partnership with Screen Media (a division of Chicken Soup for the Soul Entertainment) to acquire the North American distribution rights for Memory: The Origins of Alien, a documentary that premiered at Sundance Film Festival earlier that year. Under this partnership, we’re sharing the costs and revenues from the North American distribution of the film across all outlets (e.g. theatrical, DVD, video on demand, streaming, etc.). The film released in select theaters and On-Demand October 4th 2019, and became available for purchase on VOD, DVD, and Blu-Ray November 19th 2019.

This project was unique in that it was selected using data from Legion M’s FILM SCOUT platform, where thousands of fans from around the world cast over 40,000 votes to help us evaluate potential acquisition targets. When the film released October 4th, it became the first time that fans have united to find and help fund the distribution of a film from Sundance.

As the distributor of the film (in partnership with Screen Media), Legion M earns a portion of revenue earned from theatrical ticket sales, DVD sales, VOD sales/rentals, licensing/advertising fees paid by streamers, consumer products sales, etc. It’s worth noting that the film was released in 2019, which was the 40-year anniversary of Alien. We (in partnership with Screen Media) own distribution rights for the next 20 years, which means we will still own the rights to this film when the 50th and 60th anniversaries of the film roll around in 2029 and 2039.

In addition, Legion M secured licenses from the Dan O’Bannon and H.R. Giger estates that allow us to sell a limited line of merchandise and media tied to the film.

JAY AND SILENT BOB REBOOT

In January of 2019, Legion M announced that we’d joined Hideout Pictures and Mickey Gooch Jr.’s Skitbags Entertainment as equity investors in Kevin Smith’s Jay and Silent Bob Reboot, a feature film sequel to the 2001 film Jay and Silent Bob Strike Back. Legion M participated in the production of the movie in New Orleans, securing priority access for our investors to become extras in the film and a pair of set visits/walk-on roles.

The film was released in October 2019 with a multi-prong release strategy that included two Fathom special events, a “Reboot Roadshow” featuring live performances by the film's two stars Kevin Smith and Jason Mewes, and openings in selected theaters around the country. The Reboot Roadshow proved to be extremely successful, and after a first run in late 2019 was extended to add a series of dates in 2020.

Legion M supported the film with activations at comic cons (including Silicon Valley, New York, San Diego and Los Angeles) prior to release, as well as over 150 meetups around the country for the two night Fathom event. We also secured tickets that allowed many of our investors to come to the Hollywood red-carpet premiere.

As an equity investor in the film, our return is tied to the success of both the movie and the Reboot Roadshow. In addition, Legion M secured a Jay and Silent Bob Reboot merchandise license, and carries a robust line of merchandise in our store.

MANDY

In 2017, we invested in the production financing of the feature film Mandy, directed by Panos Cosmatos and starring Nicolas Cage, Andrea Riseborough, Linus Roache, and Bill Duke. Legion M partnered with SpectreVision, Umedia, and XYZ Films to help finance both the film and the soundtrack, which was one of two-time Academy Award nominee Jóhann Jóhannsson’s final works before his death in 2018. The movie was picked up for distribution by RLJ Entertainment, and was released in theaters and on-demand in September of 2018.

As an equity stakeholder in the film, Legion M’s return on investment comes from revenue generated by both the film and the soundtrack. In addition, Legion M secured a merchandise license for Mandy (as well as likeness rights for Nicolas Cage, making us one of the few companies in the world to offer officially-licensed Nicolas Cage merchandise), and offers a robust array of consumer products including t-shirts, props, plush, Funko Pops and Cheddar Goblin brand macaroni and cheese.

FIELD GUIDE TO EVIL

In early 2017, we invested in production financing for the horror anthology feature film The Field Guide To Evil. The film had its world premiere at the South by Southwest 2018 Film Festival, and released in theaters and on-demand March 29, 2019 and is currently (August, 2021) available on Hulu. As an equity investor in the film, our return is based on revenue generated by the film.

Development Projects

In addition to the projects above that either have released or will be releasing soon, Legion M also has many development projects. Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and “sweat equity” to develop, package, and sell movies, TV series and other entertainment projects. The goal of development is typically to package a project for financing and/or sale so it can be produced. For more information, please see the “How We Make Money” section above.

While the odds of success for development projects are low, the potential value if they make it to market can be quite large. Every pitch we make is an opportunity to launch a new movie, series, or franchise.

As described in the “How We Make Money” section, Legion M has successfully generated revenue from some of our development projects by selling merchandise, media, and experiences related to those projects. This revenue helps offset our development costs and can build buzz that may increase the odds of success for the project. Ultimately, the goal of all our development projects is to reach production -- the revenue generated during the development phase is intended to reduce our costs and hopefully improve the project’s odds of success.

While many of Legion M’s development projects have not been announced, some of those that have been publicly announced are listed below:

UNNAMED TV SERIES

In August of 2021 Legion M signed a deal with a major streaming company for the sale of an adult animated series developed by Legion M. Due to confidentiality agreements we cannot yet reveal the name of the project or the streaming partner. As of this writing (September 2021), the project is in development at the streamer with a release expected in 2022 or 2023, though there is always the chance that a project at this stage can be delayed or cancelled. Credited as a “non-writing producer” of this project, Legion M will earn producers’ fees for each episode that is released.

DARKNIGHTS AND DAYDREAMS

In June of 2021, Legion M announced a partnership with Michael Uslan (producer of the Batman motion picture franchise) and Nederlander Worldwide Productions (a leading Broadway production company responsible for productions of shows that include Hamilton, Lion King, Wicked, etc) for Darknights and Daydreams, a live theatrical production that tells the story of how a blue-collar comic book nerd in his 20’s ended up acquiring the movie rights for the Batman franchise and persevered for over 10 years to produce Tim Burton’s seminal 1989 release of Batman (Michael Keaton, Jack Nicholson, Kim Bassinger).

Credited as an Associate Producer for the project, Legion M contributed development money in exchange for revenue generating rights related to the production. In June of 2021, Legion M launched an IndieGoGo campaign giving fans an opportunity to “come along for the ride” in developing the play and generated $28.5K worth of revenue to help offset our contribution of development money. As of September 2021 the project is still in development, and merchandise and experiences related to the project are available for purchase in the Legion M store (shop.legionm.com).

CALCULATED

In June of 2021, Legion M announced a partnership with OneDoor Studios for the development of a film based on Nova McBee’s novel Calculated. The OneDoor team, led by Executive Chairman John Lee Jr (author of The Producer’s Business Handbook) and Stephen Wollwerth is developing the novel by equity crowdfunding the funds required to attach a writer and director to the project. As part of our partnership, Legion made a small cash investment in OneDoor’s equity crowdfunding campaign and agreed to support the project with promotion and development support in exchange for a stake in the project. As of September 2021 OneDoor has raised $1.5 million of their $2 million goal, and is working to package the project. Legion M is continuing to provide development support and is also offering autographed copies of the novel in the Legion M store (shop.legionm.com).

DEFIANT

On March 10, 2021, Legion M announced Defiant, a new feature film project that is Glory meets Ocean's 11 in the thrilling TRUE story of the most audacious heist in US history. The project was brought to Legion M’s attention by fans in the company’s Facebook group and its screenplay was written by a Legion M member.  The script received positive coverage from Endeavor Content, and we partnered with the Wolper Organization (producers of "Roots") and legendary actor, director, producer & Legion M advisor Bill Duke (Mandy, Predator, "Black Lightning"). As of September 2021, we are in the process of developing and packaging the project.

THE GRAY AREA

On March 26, 2021, Legion M announced a paranormal cop project that received high ratings in our M-Pulse survey; the graphic novel created by John Romita, Jr. (Kick-Ass) and Glen Brunswick (Frequency), written by Glen Brunswick, illustrated by John Romita, Jr. and Klaus Janson called The Gray Area. Legion M has attached producers Michael Uslan (Batman) and David Uslan (Constantine), as well as an unannounced writer to the project to adapt it as a feature film or television series. As of September 2021 we are developing and packaging the project.

THE BOOK

On April 8, 2021, Legion M announced The Book, a graphic novel from Arcana Comics co-created by Erik Hendrix and Michael David Nelsen. The story tracks a group of young friends backpacking through Italy who come upon a travel guide called “The Book,” which promises unique off-the-beaten-path adventures. However, they get more than they bargained for when The Book leads them into the clutches of a demonic cult. We believe that The Book has immense franchise potential. A thematic mashup of The Da Vinci Code, Hostel, The Ninth Gate, and Final Destination, the storyline leaves room to explore a world in which different travelers around the globe discover pages that lead them on strange and possibly dangerous adventures. Our producing partners on this project include Arcana Comics and David Uslan. As of September 2021 we are developing and packaging the project.

DESTINATION FANTASTIC

On April 13, 2021, Legion M introduced "Destination Fantastic," a travelogue show in which the audience journeys to the exotic destinations behind some of the fantasy/sci-fi genre’s greatest works of art, literature, music, and film.  When possible, the series will talk directly with the creators of the world's greatest fantasy and genre works. We describe it as "Anthony Bourdain: Parts Unknown" but for geek culture, hosted by famed game master and fine artist Stefan Pokorny and co-produced by game master, author, and illustrator Satine Phoenix. As of September 2021 we are in the process of pitching the show to potential buyers.

GHOSTS OF MANHATTAN

On September 24, 2020 Legion M announced a partnership with Powerhouse Animation (“Castlevania,” “Blood of Zeus”), Emmy Award-winning showrunner Aaron Waltke (Trollhunters) and producers Michael Uslan (Batman), David Uslan (Constantine) and Bowman Modine to turn George Mann’s Ghosts of Manhattan book series into an adult animated sci-fi series or feature film. As of September 2021, we are packaging the project with talent and pitching the project to buyers.

THE EMPEROR’S BLADES

On December 16, 2019, Legion M announced it had acquired rights to develop Brian Staveley’s epic fantasy trilogy Chronicle of the Unhewn Throne as a television series titled after its first novel, The Emperor’s Blades. The Lord of the Rings trilogy co-producer and second unit director Rick Porras (Forrest Gump, Contact) and writer/producer Robbie Silverman (Hero) joined as executive producers. Legion M attached two unannounced showrunners and engaged with world-famous Weta Workshop (Lord of the Rings, Avatar, Blade Runner 2049, Mad Max: Fury Road, etc.) to develop early concept artwork. In 2020, we attached Powerhouse Animation (“Castlevania,” “Blood of Zeus,” “Seis Manos,” etc.) to develop the project.

GIRL WITH NO NAME

In October of 2018, Legion M announced a partnership with Co-Op Entertainment’s Laura Ivey (Walking Out, Ithaca) and Tanya Wexler (Hysteria, Buffaloed) to develop Girl With No Name, a feature film and comic book based on Alex Ranarivelo’s Slamdance award-winning screenplay.

In March of 2019, Legion M launched a Kickstarter for presale packages of a one-shot comic book that used select scenes from the screenplay to tell the origin story of the protagonist. In April 2019, the Kickstarter ended with over $135,000 in presales from 2,827 backers, making it the most-backed Kickstarter project for the single-issue comic book category at that time. The success of the Kickstarter campaign has generated not just revenue, but also traction for the IP that we believe will be of use in the further development, packaging, and selling of the project.

As of September 2021, we’ve hired casting directors for the feature film and are working with our partners to attach a cast that we believe will help us package and finance the production of the film.

ICONS: FACE TO FACE

“ICONS: Face to Face” is a virtual reality interview series that allows fans to stand face to face with the luminaries, titans, and leaders of our time. Created using state-of-the-art virtual reality recording technology, these "virtual time capsules" allow fans to get as close as technologically possible to the people who shape our world.

In January 2017, Legion M filmed a pilot episode of the “ICONS” series featuring the legendary Stan Lee. Considered by many to be one of the greatest storytellers of our time, Stan is the co-creator of the Marvel Universe including Spiderman, The X Men, The Avengers, The Fantastic Four, The Incredible Hulk, Iron Man, Dr. Strange, and many, many more. In addition to Stan, we also had the opportunity to interview Joan Lee, his wife of nearly 70 years. The host and interviewer for the pilot was director, actor, author, and comedian Kevin Smith — a pop culture Icon in his own right. The experience was shot in Stan Lee’s Los Angeles home.

In capturing these once-in-a-lifetime interviews, we used state of the art (for its time) technology designed to maximize the fidelity of the footage. While VR capture technology is continuing to rapidly advance, Stan and Joannie are sadly no longer around (Joannie passed away in 2017, and Stan followed in 2018). We believe our footage is one of the last comprehensive interviews with Stan, captured in high fidelity with one of his closest friends and the love of his life. We believe this footage has potential to provide value for generations to come.

The Stan Lee footage is wholly owned by Legion M. As of September 2021, further development of the footage is on hold pending resolution of matters outside of Legion M’s control. In the meantime, Legion M is continuing development of “ICONS: Face to Face” as a series.

EVERMOR

In March of 2018, Legion M announced the development of a one-hour sci-fi/fantasy series "Evermor," created by Legion M members Perry Covington and Erik Figi. In February of 2019, Legion M announced that Andrew Cosby (writer of the 2019 Hellboy movie and co-creator of SyFy’s hit series “Eureka”) has attached to the series as showrunner. As of September 2021, we’ve attached a studio-based production company and are working with our partners on finalizing the pitch so we can approach buyers.

AIRSHIP COWBOYS

In March of 2018, Legion M announced “Airship Cowboys,” a half-hour adult animated comedy created by Legion M members Adam Beason and Jed Rigney. As of September 2021, this project is currently in development.

MALICE

In March of 2018, Legion M announced “Malice,” a one-hour drama series created by Legion M member Evan Wasserstrom. As of September 2021, this project is currently in development.

PITCH ELEVATOR

Anybody can have a great idea for a movie or TV show but very few people have the connections necessary to get those ideas made. Legion M aims to change that with “Pitch Elevator.”

In October of 2016, we built a full-size elevator set on the show floor of Stan Lee’s Los Angeles Comic Con. Inside were a cameraman and a countdown timer. Guests were invited to step inside and give a two-minute pitch for their movie, television show, or virtual reality idea.

Between the Elevator at Comic Con and an online submissions period, we captured over 400 pitches. We then built an online game that allowed members of the Legion to evaluate the pitches and narrow them down to the top 33. Once that was complete, we created a treatment for a digital series that would allow us to narrow the field to one champion that will win a development deal with Legion M.

The “Pitch Elevator” activation and digital series is wholly owned by Legion M. We feel this is a great project for Legion M as it provides both in-venue activation opportunities and compelling content that help promote Legion M. As of September 2021 this project is on hold, however we are planning to use the first season’s content to build a prototype of the series on our LegionM.TV Twitch channel.

Completed Projects

Once a project has reached a point where we don’t expect it to earn significant additional revenue, we consider it completed. As of April 2021, Legion M has the following completed projects. Except where noted below, revenue attributable to these projects (when applicable) was included in our financial statements during the period in which the project was completed.

THE LEFT RIGHT GAME

In May of 2020, Legion M announced a partnership with QCODE Media for the limited audio podcast series “The Left Right Game” co-produced by and starring Tessa Thompson. Legion M made a small “in-kind” investment for a potential cash return based on the success of the podcast. We also secured merchandising rights for the podcast as part of the deal, and have a line of products for “The Left Right Game” in the Legion M store.

In the case of “The Left Right Game,” Legion M got involved with the podcast after the series had already been released and the rights to a television series (which are not included in our deal) had already been secured by Amazon Studios. Because of this, our investment in the project is fairly small (compared to all the other projects on our slate). We see the project primarily as a way to “dip a toe” into the podcast space and build a relationship with QCODE.

TOLKIEN

In March of 2019, Legion M announced a partnership with Fox Searchlight (now owned by Disney) for the feature film Tolkien, which opened on May 10th in the US and May 3rd in the UK. Legion M supported the movie with meetups and online promotions in the US and UK in exchange for revenue, co-marketing, and other exclusives related to the film. This project was completed in 2019.

EXCELSIOR! A CELEBRATION OF THE AMAZING, FANTASTIC, INCREDIBLE & UNCANNY LIFE OF STAN LEE

On January 30, 2019, Legion M partnered with Stan Lee’s POW! Entertainment, Kevin Smith’s Smodco, and Agents of Mayhem to produce the official public memorial service for Stan Lee, who passed away in late 2018.  Held in the TCL Chinese Theatre IMAX in Hollywood, California, the event brought fans and talent together to celebrate the life of a man who inspired so many. In addition to courtyard ceremonies with a veteran color guard and press interviews, there were eulogies, poetry readings and panels with such luminaries as Mark Hamill, Lawrence Fishburne and Seth Green. The entire evening was hosted by Kevin Smith, and the event was used to raise awareness and funds for Stan Lee’s charity of choice, The Hero Initiative.  Legion M underwrote a significant cost of the production, which was partially reimbursed through sponsorships and tickets sales. As a memorial and tribute benefiting a non-profit foundation, this project was not intended to make money for the Company, but to generate marketing and awareness of Legion M by “giving back” the Stan and the community of fans who loved him (see “How We Make Money – Live Events” for more information). This project was completed in 2019.

BAD SAMARITAN

In 2018, we partnered with Dean Devlin’s production and distribution company Electric Entertainment, Inc., forging an innovative P&A investment for the release of their feature film Bad Samaritan starring David Tennant and Robert Sheehan. The film released on May 4, 2018 on over 2,000 screens in North America. In support, Legion M volunteers organized over 130 opening weekend meetups around the country. This project was completed in 2018.

STAN LEE CELEBRATION

On July 18, 2017, Legion M united fans around the world to give comic book icon Stan Lee a once-in-a-lifetime gift—an imprint ceremony at the TCL Chinese Theatre IMAX. This was the first time in history that fans united to present such an honor, and industry luminaries such as Marvel president Kevin Feige, comedian/director Kevin Smith, Spawn creator Todd McFarlane, “S.H.I.E.L.D.” star Clark Gregg and Black Panther star Chadwick Boseman presented speeches during the ceremony, followed by press interviews and meet and greets with Stan for fans and sponsors.

After the hand and footprint ceremony, Legion M hosted a “Tony Stark House Party” at a 9,000 square foot mansion in the Hollywood Hills for Stan and his 500 biggest fans, which was captured by a professional livestream production crew and broadcast to over 100,000 people watching live on Twitch. We monetized both the ceremony and after party with sponsorships, tickets and merchandise sales.

We had exceptional media coverage of the event, with dozens of outlets covering the ceremony (including a feature story in Variety Magazine), generating an estimated 11+ million media impressions, and creating a terrific PR moment for Legion M and our investors.

As the producer of this event, Legion M covered all the costs associated with the handprint ceremony and party, and monetized the events with sales of sponsorships, tickets, and merchandise. While this project still contributes a small amount of revenue in the form of merchandise sales, we consider the project completed in 2017.

COLOSSAL

In early 2017, we participated in the theatrical release and marketing of the feature film Colossal starring Anne Hathaway and Jason Sudeikis. We partnered with distribution company Neon Rated, LLC on the P&A for the platform release which began on April 7, 2017. As part of the release of Colossal in April 2017, we hosted meetups all over the country with hundreds of Legion M members and investors attending and creating buzz to help the film’s box office performance. We also produced and sold Colossal merchandise in the Legion M store. While this project still contributes a very small amount of revenue in the form of merchandise sales, we consider the project completed in 2017.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2021, Legion M had approximately $718,978 cash on hand.

In May of 2020, we received an initial COVID related emergency grant of $10,000 from the low interest Economic Injury Disaster Loan (“EIDL”) program administered by the SBA.

In March of 2021 the Company received a second PPP loan for an amount of $108,573. As of September 2021, the Company expects to receive complete forgiveness of the loan.

In January of 2021 the Company received an EIDL loan in the amount of $48,200. This loan has an interest rate of 3.75% and a repayment period of 30 years. Payments start in January 2022 and will be $236 per month.

We do not currently have any other loans. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged aside from a corporate American Express credit card that we typically pay off each month.

Over time, we expect to launch many more additional rounds of funding. Our long-term goal is to have one million shareholders as owners of the Company. We believe that could make us one of the most influential companies in Hollywood. That said, we cannot guarantee that we will have sufficient capital to finance our growth and planned business operations in the future or that such capital will be available to us on terms that are favorable to us. We are currently incurring operating deficits that are expected to continue for the foreseeable future. We’ve had seven successful rounds of equity crowdfunding so far, but that does not guarantee that future rounds will also be successful. If we fail to raise adequate funds from future rounds, our plan would be to reduce operating expenses and conserve cash while seeking additional funding and finance partners.

COVID-19

Like every other company on the planet right now (September 2021), Legion M faces a great deal of uncertainty regarding potential impacts of the unprecedented societal and economic shifts precipitated by the COVID-19 pandemic. We wanted to take a moment to share our current view of the situation, and talk about some of the steps we've taken to face it.

What We're Seeing

From an industry perspective, we're as bullish as ever on the long-term potential of Legion M (though as always, please read our “Risk Factors”). The entertainment industry isn't going anywhere, and if history is any guide it will likely flourish   as humankind deals with COVID-19. Some areas of the industry (e.g. theatrical releases) are suffering while others (e.g. online streaming) are growing, but on the whole, we firmly believe that the need to "escape reality" and bring light into dark times is universal. And as a small, nimble startup we believe Legion M is well positioned to adapt and navigate a rapidly changing marketplace.

Consumer Products and Licensing

To date (September 2021), we do not believe we have seen a significant impact on our ecommerce merchandising revenue due to COVID.

Revenue from wholesale from brick and mortar retailers and in-venue revenue at events such as Comic-Cons have been severely impacted. While neither of these have been significant revenue streams for Legion M in the past, we had plans to expand them that have been put on hold by the pandemic.

Existing Projects/Investments

Legion M had two film projects release during the pandemic:

Save Yourselves! was originally planned to have a summer theatrical release, but rapidly changing conditions caused by the pandemic precipitated multiple shifts in release date and strategy. The film eventually released in theaters on October 2, 2020 and elsewhere (e.g. DVD, Blu-Ray, On-Demand) on October 6, 2020. Theatrical ticket sales were heavily impacted, as many theaters were closed when the movie released, most of those that were open were limited to 25% capacity, and overall theatrical attendance was extremely low industry-wide. Legion M’s revenue for Save Yourselves! is tied to the North American success of the film in the first two years of release, and while it is impossible to know the exact impact of COVID, we believe it substantially impacted the prospects for this movie.

Archenemy released in theaters and On-Demand December 11, 2020. Theatrical ticket sales were heavily impacted, as many theaters were closed when the movie released, most of those that were open were limited to 25% capacity, and overall theatrical attendance was extremely low industry-wide. Legion M’s revenue for Archenemy is tied to the worldwide success of the film across all forms of distribution, and while it is impossible to know the exact impact of COVID, we believe it impacted the prospects for this movie.

Future Film Releases

The impact on potential future film projects remains to be seen. Some of the tactics we've used in the past to promote movies (e.g. Comic-Con activations and opening weekend meet-ups) have not been possible since the pandemic began, and may not be possible for some time. We expect that distributors will continue to dramatically change release strategies (e.g. opting to release films directly to digital rather than into theaters). That said, the need to market films is just as important for online distribution as it is for theatrical distribution, and many of the tactics Legion M uses (e.g. grassroots social sharing, viewing kits, merchandise bundling, online virtual events, etc.) will likely become even more important than ever. We have not seen any decrease in partners who are interested in working with Legion M on new projects. As you can see in the "What We’re Doing" section below, we're doubling down on the areas we believe will be most effective moving forward.

Development Projects

As for the development side of our business (i.e. projects that we're trying to package and/or sell), we have not seen a substantial impact to our business prospects. In fact, we sold our first TV project (“Unnamed TV Project” – see “Develpment Projects” section) and financed a movie (Man in the White Van – see “Active Projects” section) during the pandemic. All signals we’ve seen are that buyers are still buying, and it stands to reason that streamers are as hungry for new content as they've ever been. One step that we've taken is increasing our focus and resources for projects that can be done with social distancing restrictions in place (e.g. diverting focus from projects with a near-term need for large crews, or face-to-face interaction and refocusing on projects that can move forward while respecting social distancing guidelines, such as animation).

Fundraising

We believe that the biggest potential threat of COVID-19 for Legion M is on our fundraising. While we're as bullish as ever on the long-term potential for what we're doing, we're also a startup company, which means our ongoing operations are reliant upon raising funds from investors. Further, as a company whose competitive advantage is measured by the size of its community, we believe it's important for us to continue growing the Legion.

Prior to 2020, the number of investors in Legion M had grown at a rate of roughly 2X per year. 2020 was a slow year for growth, which is not surprising given the state of the affairs (global pandemic, economic meltdown, racial and political unrest). Legion M’s 7th round of fundraising successfully closed on April 29th 2021 with over 4,500 total investors (which includes both new investors and investors from previous rounds who decided to invest again in Round 7).  We’re continuing to explore new channels for us to market Legion M and growing our investor base. In the meantime, by reducing our spending and increasing our revenues we’ve been able to extend our runway and reduce our reliance on fundraising for ongoing operations.

What We're Doing

In mid-March 2020, Legion M developed a plan for adapting to potential disruptions caused by COVID-19. As of September 2021, the following steps have been implemented:

•	We cut back wherever possible to extend our cash runway. We eliminated and/or dramatically reduced non-essential contractors, slashed spending on travel, and dramatically reduced discretionary spending.
•	In April of 2020, we implemented voluntary staff pay cuts. As a team, we decided we were all willing to take voluntary pay cuts to give Legion M the best chance of surviving this tumultuous period. Most employees (including executives Paul Scanlan, Jeff Annison and Terri Lubaroff, who are the three highest paid employees in the company) agreed to a 20% pay reduction. As of September 2021, the pay cut has been eliminated for all employees with the exception of CEO Paul Scanlan and President Jeff Annison. In addition, all employees (with the exception of founders Paul Scanlan and Jeff Annison) have been provided a stock option grant with a value at the date of the grant (as determined by the Black-Scholes formula) approximately equivalent to the amount of salary they gave up during the pay cut.
•	We’ve received two loans made available under the Paycheck Protection Program (PPP) implemented under the CARES Act. These loan allowed us to borrow $139,868 and $108,573 from the SBA to fund payroll. As of September 2021, the first loan has been completely forgiven, and we expect the second loan to be forgiven as well.
•	In May of 2020, we received an initial COVID related emergency grant of $10,000 from the low interest Economic Injury Disaster Loan (“EIDL”) program administered by the SBA. Note that the amount of this grant may be deducted from any potential PPP loan forgiveness.
•	In January of 2021, the Company received an EIDL loan in the amount of $48,200. This loan has an interest rate of 3.75% and a repayment period of 30 years.
•	We're continuing to explore "COVID-resistant" marketing channels (e.g. strategic partnerships, affiliate sales, etc.) that we believe will help grow our community and market our projects and initiatives.
•	We've shifted our development focus away from projects that have near-term requirements for large crews, etc., and redirected towards projects that can be developed and produced under social distancing guidelines (i.e., animation).
•	We've refocused merchandising efforts away from in-person events (e.g. Comic-Cons) and towards online growth, including launching an affiliate program and an Amazon.com storefront.
•	We’ve identified and connected with partners that could be a good fit for strategic funding in the future.
•	We partnered with San Diego Comic Con, Wondercon, and "Virtual Pop Expo" to participate in online versions of Comic Cons.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2020 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2020.

Legion M Entertainment, Inc.

A Delaware Corporation

Financial Statements

June 30, 2021 and December 31, 2020

Legion M Entertainment, Inc.

TABLE OF CONTENTS

Legion M Entertainment, Inc.
Balance Sheets
As of June 30, 2021 and December 31, 2020

	As of June 30, 2021	As of December 31, 2020
ASSETS
Current assets:
Cash	$718,978	$158,871
Subscriptions receivable in escrow	73,615	94,726
Other receivable	8,089	7,070
Inventory	144,520	133,668
Accounts receivable	9,724	9,922
Accrued revenue	-	22,804
Prepaid expenses	64,789	52,323
Total current assets	1,019,715	479,384

Non-current assets:
Property and equipment, net	5,128	5,486
Investments in productions	736,116	896,419
Total non-current assets	741,244	901,905
TOTAL ASSETS	$1,760,959	$1,381,289

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$130,892	$139,434
Deferred revenue	76,415	25,144
Note payable	156,773	139,868
Accrued expenses	370,335	145,505
Total current liabilities	734,415	449,951
Total liabilities	734,415	449,951

Stockholders' equity:
Class A common stock, $0.0001 par, 17,000,000 authorized, 1,313,533 and 1,238,917 issued and outstanding at June 30, 2021 and December 31, 2020, respectively	132	124
Class B common stock, $0.0001 par, 3,000,000 authorized, 1,649,262 issued and outstanding, 1,646,590 vested at June 30, 2021 and 1,637,243 issued and outstanding, 1,634,571 vested at December 31, 2020	166	165
Additional paid-in capital	13,379,869	12,408,189
Accumulated deficit	(12,353,623)	(11,477,140)
Total stockholders' equity	1,026,544	931,338
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,760,959	$1,381,289

See the accompanying notes, which are an integral part of these unaudited financial statements.

Legion M Entertainment, Inc.
Unaudited Statements of Operations
For the six months ended June 30, 2021 and 2020

	For the six months ended June 30,
	2021	2020
Revenue	$448,308	$582,756
Costs of net revenues	347,142	498,310
Gross profit	101,166	84,446

Operating expenses:
Compensation and benefits	515,438	634,604
Sales and marketing	413,654	332,930
Independent contractors	5,810	86,000
Professional fees	113,062	96,469
Travel expenses	5,372	20,100
General and administrative	75,593	81,504
Depreciation	3,148	4,525
Interest expense	453	-
Total operating expenses	1,132,530	1,256,132
Loss from operations	(1,031,364)	(1,171,686)
Other Income:
Grant	154,881	10,000
Total other income	154,881	10,000
Net loss	$(876,483)	$(1,161,686)

Weighted average common shares:
Basic and Diluted	2,917,946	2,816,377

Earnings per share:
Basic and Diluted	$(0.30)	$(0.41)

See the accompanying notes, which are an integral part of these unaudited financial statements.

Legion M Entertainment, Inc.
Statements of Changes in Stockholders’ Equity
For the periods ended June 30, 2021 and December 31, 2020

	Class A Common Stock		Class B Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid- in- Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2019	1,140,127	$114	1,637,243	$165	$11,101,935	$(9,251,742)	$1,850,472

Common stock issuances:
Class A ($0.0001 par, $8.32 issue)	24	-	-	-	200	-	200
Class A ($0.0001 par, $10.00 issue)	7,368	1	-	-	73,679	-	73,680
Class A ($0.0001 par, $10.65 issue)	52,398	5	-	-	558,034	-	558,039
Class A ($0.0001 par, $14.28 issue)	39,000	4	-	-	556,916	-	556,920

Stock based compensation	-	-	-	-	303,731	-	303,731

Share bonuses	-	-	-	-	(111,384)	-	(111,384)

Offering costs	-	-	-	-	(74,922)	-	(74,922)
Net loss	-	-	-	-	-	(2,225,398)	(2,225,398)
Balance at December 31, 2020	1,238,917	$124	1,637,243	$165	$12,408,189	$(11,477,140)	$931,338

Common stock issuances:
Class A ($0.0001 par, $14.28 issue)	86,635	9	-	-	1,237,139	-	1,237,148
Conversion of Class A to Class B	(12,019)	(1)	12,019	1	-	-	-

Stock based compensation	-	-	-	-	58,457	-	58,457

Share bonuses	-	-	-	-	(247,430)	-	(247,430)

Offering costs	-	-	-	-	(76,486)	-	(76,486)
Net loss	-	-	-	-	-	(876,483)	(876,483)
Balance at June 30, 2021	1,313,533	$132	1,649,262	$166	$13,379,869	$(12,353,623)	$1,026,544

See the accompanying notes, which are an integral part of these unaudited financial statements

Legion M Entertainment, Inc.
Unaudited Statements of Cash Flows
For the six months ended June 30, 2021 and 2020

	For the six months ended June 30,
	2021	2020
Cash flows from operating activities
Net loss	$(876,483)	$(1,161,686)
Adjustments to reconcile net loss to net cash used in operating activities:
Production costs charged to cost of net revenues	175,275	199,023
Depreciation	3,148	4,525
Stock compensation expense	58,457	120,324
Note forgiveness	(139,868)
Changes in operating assets and liabilities:
(Increase)/decrease in other receivables	(1,019)	5,037
(Increase)/decrease in inventory	(10,852)	(38,987)
(Increase)/decrease in accounts receivable	198	(14,753)
(Increase)/decrease in accrued revenue	22,804	(6,232)
(Increase)/decrease in prepaid expenses	(12,466)	4,115
Increase/(decrease) in accounts payable	(8,542)	67,333
Increase/(decrease) in deferred revenue	51,271	(120,683)
Increase/(decrease) in accrued expenses	224,830	(10,863)
Net cash used in operating activities	(513,247)	(952,847)

Cash flows from investing activities
Purchase of property and equipment	(2,790)	(3,754)
Loans to production	-	(140,802)
Repayment of loans to production	-	240,802
Investments in productions	(14,972)	(63,790)
Net cash provided by (used in) investing activities	(17,762)	32,456

Cash flows from financing activities
Proceeds from issuance of Class A common stock	1,010,829	801,968
Note payable	156,773	139,868
Offering costs	(76,486)	(42,585)
Net cash provided by financing activities	1,091,116	899,251
Net change in cash	560,107	(21,140)

Cash at beginning of period	158,871	735,562
Cash at end of period	$718,978	$714,422

Supplemental disclosure of cash flow information
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See the accompanying notes, which are an integral part of these unaudited financial statements

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2021, June 30, 2020, and December 31, 2020, and for the six-month periods ended June 30, 2021 and 2020

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the “Company” or “Legion M”), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company.  The Company partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more.

Revenue totaled $448,308 and $582,756 for the six-month periods ended June 30, 2021 and 2020, respectively. The Company’s activities since inception have consisted of formation activities, research and development, raising capital, business development, developing and investing in the initial slate of projects, establishing and growing the Legion M community and culture, building infrastructure to support the community, marketing for principal operations and establishing Legion M as a credible player in the industry. The Company remains dependent upon additional capital resources and is subject to significant risks and uncertainties; including failing to secure additional funding.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that is in early growth phase and therefore has just started generating revenues from principal operations. Consistent with this early phase, the Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $876,483 and $1,161,686 for the for the periods ended June 30, 2021 and 2020, respectively. As of June 30, 2021, the Company has current assets that exceed current liabilities by $285,298. The Company expects near-term revenue from various projects and investment proceeds. However, the Company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. As of June 30, 2021, the cash balance exceeded the FDIC insured limits by $468,978.

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2021, June 30, 2020, and December 31, 2020, and for the six-month periods ended June 30, 2021 and 2020

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.  As of June 30, 2021 and December 31, 2020, no associated allowances for doubtful accounts were established.

Other Receivables

Other receivables are primarily due from payment processors and gateways (e.g. Paypal, Stripe, Wefunder).

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, etc.) that are used for marketing and/or for sale in the Legion M store (www.legionm.com/store). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances as of June 30, 2021 and December 31, 2020 were $144,520 and $133,668, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management’s estimated forecast of product demand. As a result of that review, the fair value of the inventory was reduced and $8,429 was recorded as an impairment loss during the year ended December 31, 2020.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investee production and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Filmed Entertainment and Production Costs

In accordance with ASC 926, “Entertainment—Films” (“ASC 926”), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period’s gross revenues for such production bear to management’s estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates.  As a result, the Company' financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value.  No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

No reductions or impairments were recorded for the period ended June 30, 2021 or the year ended December 31, 2020.

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2021, June 30, 2020, and December 31, 2020, and for the six-month periods ended June 30, 2021 and 2020

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of June 30, 2021 or December 31, 2020. There were $2,790 and $3,754 of Property and equipment additions during the periods ended June 30, 2021 and 2020, respectively. Depreciation expense totaled $3,148 and $4,525 for the periods ended June 30, 2021 and 2020, respectively.

	As of	As of
	June 30, 2021	December 31, 2020
Original Cost	$52,480	$49,689
Accumulated Depreciation	(47,352)	(44,203)
Book Value	$5,128	$5,486

Emergency Relief

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020 to provide fiscal relief to U.S. individuals and businesses as a result of the economic hardship caused by the COVID-19 pandemic. One of the main components of the CARES Act is the Paycheck Protection Program (“PPP”), a loan program designed to provide a direct incentive for small businesses to keep their employees on payroll. The Small Business Administration (“SBA”), which administers the PPP, will forgive loans to PPP recipients if all employees are kept on payroll at their current compensation levels after the loan is made and the money is used for payroll, rent, mortgage interest, or utilities.

In May 2020, the Company was approved for a PPP loan of $139,868. The Company applied for and was granted complete forgiveness for the $139,868 PPP Round 1 loan. The SBA completely forgave this loan in March 2021.

The Company also applied for an Economic Injury Disaster Loan (“EIDL”) administered by the SBA. In May 2020, the Company was granted an Emergency EIDL grant of $10,000. This amount had been recorded as other income in the statement of operations for the period ended June 30, 2020.

An EIDL Loan of $48,200 was granted to the Company on January 20, 2021. The terms provide for 3.75% interest and require monthly payments of $236 per month commencing in January 2022 for 30 years.

The Company also applied for and was approved for PPP Round 2 loan of $108,573 on March 15, 2021. Based on the current guidance and expected use of funds, the Company expects to receive complete forgiveness of the loan.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2021, June 30, 2020, and December 31, 2020, and for the six-month periods ended June 30, 2021 and 2020

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue totaled $448,308 and $582,756 for the six-month periods ended June 30, 2021 and 2020, respectively. Revenue for both periods included revenue from Legion M projects (including consumer products sales and licensing related to those projects), ticket-sales and sponsorships related to Legion M events, and sales of Legion M branded merchandise. Revenue attributable to Legion M projects will be recognized over multiple months or years.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2021, June 30, 2020, and December 31, 2020, and for the six-month periods ended June 30, 2021 and 2020

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years. Tax returns for 2019 have been filed. Tax returns for 2020 will be filed with an approved extension. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of June 30, 2021 and December 31, 2020, the Company had total taxable net operating loss carryforwards of approximately $10,956,669 and $10,138,643, respectively. The Company is expected to pay Federal and California income taxes at rates of approximately 21% and 8.8%, respectively for the period ended June 30, 2021 and for the period ended December 31, 2020 and has used an effective blended rate of 28.0% to derive a net tax asset as of June 30, 2021 and December 31, 2020 of approximately $3,476860 and $3,231,589, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of June 30, 2021 and December 31, 2020. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes as of June 30, 2021 and December 31, 2020.

	As of June 30, 2021 (unaudited)	As of December 31, 2020 (audited)
Federal income tax rate	21.0%	21.0%
State income tax rate, net of federal benefit	7.0%	7.0%
Valuation allowance	-28.0%	-28.0%
Effective tax rate	0.0%	0.0%

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2021, June 30, 2020, and December 31, 2020, and for the six-month periods ended June 30, 2021 and 2020

	As of June 30, 2021 (unaudited)	As of December 31, 2020 (audited)
Deferred tax assets:
Stock based compensation	$410,790	$394,432
Net operating loss carryforward	3,066,070	2,837,157
Net deferred tax assets	3,476,860	3,231,589
Less: Valuation allowance	(3,476,860)	(3,231,589)
Net deferred tax asset	$-	$-

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

	As of	As of
	June 30, 2021	December 31, 2020
Warrants	32,000	32,000
Options	401,426	391,426
Total dilutive securities	433,426	423,426

As all potentially dilutive securities are anti-dilutive as of June 30, 2021 and December 31, 2020, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 4: STOCKHOLDERS’ EQUITY

On April 12, 2016, the Company’s Board of Directors approved amended and restated articles of incorporation. The amended and restated articles of incorporation increased the authorized stock from 10,000,000 shares of common stock with a par value of $0.0001 to 20,000,000 shares of common stock with a par value of $0.0001, and authorized the creation of two classes of common stock, “Class A Common Stock” and “Class B Common Stock,” with 17,000,000 shares of the authorized common stock designated as Class A Common Stock and 3,000,000 shares of the common stock designated as Class B Common Stock. The amended and restated articles of incorporation reclassify each outstanding share of common stock as of the effective date to one share of Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

In 2016, the Company converted $501,281 of convertible notes and related interest outstanding to 97,648 shares of Class B Common Stock. All of the shares vested immediately upon conversion.

During the period from March 4, 2016 (inception) to December 31, 2016, 1,546,040 shares of Class B Common Stock were issued at prices ranging from $0.0001 to $0.001 per share, yielding proceeds of $1,501. This amount was recorded as an expense for services rendered by the stockholders.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of December 31, 2020 and 2019, 1,634,571 and 1,633,054 of these outstanding Class B Common Stock have vested, respectively. As of December 31, 2020 and December 31, 2019, the unvested shares will either vest or expire by April 2026.

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2021, June 30, 2020, and December 31, 2020, and for the six-month periods ended June 30, 2021 and 2020

In September 2016, the Company completed an equity offering through Regulation Crowdfunding and raised gross proceeds of $999,999 for the issuance of 142,857 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

During the period from March 4, 2016 (inception) to December 31, 2016, the Company completed equity investments outside of the crowdfunding campaign providing proceeds of $193,522 for the issuance of 27,646 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

The Company had a Regulation Crowdfunding and a Regulation A funding round open during the year ended December 31, 2017 and during that period investors were able to purchase shares of Class A Common Stock. The share price for these offerings were $7.47 per share.  During the year ended December 31, 2017, 272,870 shares were sold generating $2,038,339.

The Company had a Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2018 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $7.47 per share through May 14, 2018, $8.32 per share through October 3, 2018 and $8.88 per share for the remainder of the year.  During the year ended December 31, 2018, 226,898 shares were sold generating $1,923,652.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2019 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $8.88 per share through July 15, 2019, $10.00 per share through November 6, 2019 and $10.65 per share for the remainder of the year.  During the year ended December 31, 2019, 463,411 shares were sold generating $4,386,442.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2020 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $10.65 per share through April 29, 2020, and $14.28 per share for the remainder of the year.  During the year ended December 31, 2020, 98,790 shares were sold generating $1,188,839.

For the round that was active as of June 30, 2021 and December 31, 2020, $14.28 is the price that will be paid by investors for shares of Class A Common Stock. In addition, investors have the opportunity to choose a reward (e.g. gift card, bonus shares (defined below), tickets to an event, etc.) based on amount of money they invest.

One of those rewards are bonus shares, which will be granted to investors for free once their investment closes. When factoring in bonus shares, the effective share price paid by each investor will range between $11.42 to $12.85 (depending on the amount invested).

As of June 30, 2021 and December 31, 2020, the total reward value owed for the shares sold in the periods was undeterminable as all reward choices have not been made. The Company made estimates for the maximum gift card reward owed as being the largest cash amount required. The Company recorded a liability for such to accrued expenses and a corresponding reduction to additional paid-in capital in the balance sheet of $358,814 and $111,384 as of June 30, 2021 and December 31, 2020, respectively.

The Company received partial proceeds disbursement of funds committed from these equity offerings during the period ended June 30, 2021 and the year ended December 31, 2020 of $1,010,827 and $1,153,080, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by Wefunder, the Company’s funding portal.  At the end of each month, there is a balance of funds held by Wefunder for future distribution to the Company.  The escrow balance as of June 30, 2021 and December 31, 2020 was $73,615 and $94,726, respectively.

As of June 30, 2021 and December 31, 2020, the Company had 1,313,533 and 1,238,917 shares of Class A Common Stock and 1,649,262 and 1,637,243 shares of Class B Common Stock issued and outstanding, all respectively.

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2021, June 30, 2020, and December 31, 2020, and for the six-month periods ended June 30, 2021 and 2020

NOTE 5: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the “Plan”). The Plan authorizes options to purchase up to 253,960 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 500,000 options to purchase Class B Common Stock. As of June 30, 2021 and December 31, 2020, there were 352,534 and 362,534 options available for issuance, respectively.

As of June 30, 2021 and December 31, 2020, the Company had issued and outstanding 401,426 and 391,426 options to purchase Class B Common Stock under the Plan, respectively.

	June 30, 2021		December 31, 2020
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of period	332,101	$6.85	355,742	$6.19
Granted	10,000	$11.42	35,684	$10.97
Exercised	-		-
Forfeited	-		-
Outstanding - end of period	401,426	$6.75	391,426	$6.63

Exercisable at end of period	344,150	$6.95	332,101	$6.85

Weighted average grant date fair value of options granted during period	$5.74		$5.50

Weighted average duration (years) to expiration of outstanding options at period-end	6.0		6.7

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant. The remaining outstanding options will vest over a weighted average period of 38 months.

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the periods ended June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Risk Free Interest Rate	0.39%	0.29%-0.39%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	60.00%	60.00%
Expected Life (years)	5.0	5.0
Fair Value per Stock Option	$5.74	$5.34-$5.74

The Company recognizes stock-based compensation on a straight-line basis over the options’ vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be $58,457 and $120,324 for the periods ended June 30, 2021 and 2020, respectively.

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2021, June 30, 2020, and December 31, 2020, and for the six-month periods ended June 30, 2021 and 2020

Unrecognized share-based compensation expense was $339,819 and $352,741 as of June 30, 2021 and December 31, 2020, respectively. This unrecognized compensation expense expected to be recognized over a weighted-average period of approximately 40 months and 42 months as of June 30, 2021 and December 31, 2020, respectively.

Warrants

In April 2016, the Company issued 27,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.01 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of June 30, 2021 and December 31, 2020, 27,000 and 27,000 of these warrants had vested, respectively. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $188,759, and recognized $0 of such to additional paid-in capital and as marketing expense during the six months ended June 30, 2021 and 2020, respectively, commensurate with the vesting of the warrants. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on April 12, 2016.

In June 2017, the Company issued 5,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $7.47 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $19,400 and recorded that value as an adjustment to additional paid-in capital and as an investment in a project in 2017. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on June 9, 2017.

The Company expensed $0 related to the vesting of these warrants during the six-month periods ended June 30, 2021 and 2020, respectively. As of both June 30, 2021 and December 31, 2020, there was $0 of unrecognized share-based compensation expense.

As of June 30, 2021 and December 31, 2020, there were 32,000 and 32,000 warrants outstanding with weighted average exercise price per share of $1.18 and $1.18, and 32,000 and 32,000 warrants vested with weighted average exercise price per share of $1.18 and $1.18, all respectively.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We adopted the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. The adoption of ASU 2016-02 has had no material impact on our financial position, results of operations or cash flows.

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2021, June 30, 2020, and December 31, 2020, and for the six-month periods ended June 30, 2021 and 2020

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Next Step Financing Offering

Legion M is expecting to have one or more additional rounds of equity crowdfunding under the JOBS Act in 2021. We expect that many successive rounds of funding will be needed to achieve the Company’s long-term goals.

Management’s Evaluation

Management has evaluated subsequent events through September 23, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1+	Amended and Restated Certificate of Incorporation (1)
2.2+	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (2)
2.3+	Amended and Restated Bylaws (3)
4.0+	Form of Subscription Agreement (4)
6.1+	Employment Agreement (Paul Scanlan) (5)
6.2+	Employment Agreement (Jeff Annison) (6)
6.3+	Employment Agreement (Terri Lubaroff) (7)
6.4+	2016 Equity Incentive Plan (8)

+Incorporated by reference to the Company’s Form 1-A filed with the SEC on August 1, 2018.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legion Works, Inc.

By	/s/ Paul Scanlan
Paul Scanlon, CEO
Legion M Entertainment, Inc.
Date: September 28, 2021.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

September 28, 2021	By:	/s/ Paul Scanlan
Paul Scanlan
Co-Founder, Chief Executive Officer, Chief Financial Officer, Treasurer and Director

September 28, 2021	By:	/s/ Jeff Annison
Jeff Annison, Director